Exhibit 99.28

TSX: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Second Quarter Results –

Operating Results Ahead of Guidance for Second Consecutive Quarter

Margin up 9% and Adjusted EBITDA up 24% per Share Year to Date

238,000 Customers Added – Customer Base up 8% Year over Year

TORONTO, ONTARIO—November 8, 2011—

Highlights for the three months ended September 30, 2011 included:

•	Gross residential customer equivalent additions through marketing of 238,000 and net additions of 45,000, up from 227,000 and 44,000 in first quarter.

•	Total customer base reached 3,403,000 residential customer equivalents, up 8% from a year earlier.

•	Gross margin of $102.6 million, up 6% (4% per share).

•	Adjusted EBITDA of $47.9 million, up 28% (25% per share) reflecting earnings before marketing expenditures to add new gross margin.

•	Base EBITDA of $38.6 million up 23% (20% per share) reflecting earnings after all marketing.

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National Home Services’ water heaters and HVAC units increased to 143,800 installations to date, 42% higher than a year prior. This growth has lead to a 73% increase in gross margin from $3.8 million to $6.5 million.

•	Payout ratio on Adjusted EBITDA was 91% for the quarter versus 113% for the three months ended September 30, 2010.

Highlights for the six months ended September 30, 2011 included:

•	Gross margin of $196.8 million, up 11% (9% per share).

•	Adjusted EBITDA of $85.3 million, up 27% (24% per share).

•	Base EBITDA of $68.5 million up 29% (26% per share).

•	Payout ratio on Adjusted EBITDA was 102% for the year to date, versus 125% for the six months ended September 30, 2010.

•	Year to date results exceed published guidance of 5% growth in Gross margin and Adjusted EBITDA.

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In a press release dated October 3, 2011, Just Energy Management reaffirmed the 2012 gross margin and Adjusted EBITDA growth guidance and that this will allow the Company to comfortably maintain its existing $1.24 per year dividend.

Just Energy Fiscal 2012 Second Quarter Results

Just Energy announced its results for the three months and six months ended September 30, 2011.

Three months ended September 30, ($ millions except per share/unit and customers)	F2012	Per share	F2011		Per unit
Sales	$600.0	$4.26	$657.9		$4.78
Gross margin	102.6	0.73	96.7		0.70
Administrative costs	28.8	0.20	26.0		0.19
Finance costs	14.3	0.10	12.8	[1]	0.09
Adjusted EBITDA	47.9	0.34	37.5		0.27
Base EBITDA	38.6	0.27	31.4		0.23
Net loss	(3.5)	(0.02)	(133.4)		(0.97)
Dividends/distributions	43.7	0.31	42.3		0.31
Payout ratio—Adjusted EBITDA	91%		113%
Long Term RCEs	3,403,000		3,161,000

Six months ended September 30, ($ millions except per share/unit)	F2012	Per share	F2011		Per unit
Sales	$1,226.2	$8.72	$1,267.6		$9.21
Gross margin	196.8	1.40	177.1		1.29
Administrative costs	57.1	0.41	54.8		0.40
Finance costs	28.1	0.20	22.8	[1]	0.17
Adjusted EBITDA	85.3	0.61	67.2		0.49
Base EBITDA	68.5	0.49	53.2		0.39
Net profit	47.6	0.34	137.4		1.00
Dividends/distributions	87.3	0.62	84.3		0.62

[1]	Excludes distributions paid to holders of exchangeable shares included as finance costs prior to Conversion under IFRS.

Just Energy is a TSX listed corporation and it reports in its Management’s Discussion and Analysis, a detailed review of its operating results as measured by gross margin, Adjusted EBITDA and Base EBITDA. Just Energy also reports the profit for the period but Management believes that the inclusion of non-cash mark to market on future supply positions makes this measure less valuable in measuring performance as this future supply has been sold at fixed prices.

Second Quarter Operating Performance

The second quarter of fiscal 2012 shows the continued positive effects of Just Energy’s diversification efforts over the last two years. Success at the Commercial division allowed the Company to add 238,000 residential customer equivalents (“RCEs”), up from 227,000 in the first quarter and caused our total RCE base to exceed 3.4 million, up 8% from a year earlier.

The acquisition of Hudson has successfully expanded Just Energy’s presence in the commercial gas and electricity markets. This commercial expansion has allowed the Company to exceed its past record level of customer additions (140,000 RCE additions) for six consecutive quarters. Higher customer additions and corporate diversification have offset a difficult price environment and resultant weak renewals, maintaining gross margin and EBITDA at targeted levels.

A second diversification is the move into green commodity supply through the JustGreen and JustClean programs. Over the past 12-months, green takeup was 34% of new residential customers, who purchased an average of 90% as green supply. Our overall Green book is now 9% of residential natural gas needs (up from 3% a year ago) and 12% for electricity, up 1% from a year prior. In addition, the Hudson Solar division has made commitments of approximately $35 million to date. These projects generate very attractive returns on investment. Overall, Just Energy’s commitment to Green strengthens long-term margins, builds a stronger customer relationship and allows Just Energy customers and employees to be proud of their contribution to a cleaner environment.

The National Home Services water heater and HVAC rental and sales operation has also been a successful diversification with installations growing 42% from 101,000 units to 143,800. Margin from this business was up 73% year over year.

Following quarter end, Just Energy acquired Fulcrum, a Texas marketer who specializes in affinity sales, a channel Just Energy had not previously pursued. This acquisition not only is a strategic fit but Fulcrum’s existing base of customers makes the transaction immediately accretive to shareholders. The Momentis network marketing channel is now starting to see the monthly results hoped for. Network marketing does not overlap traditional sales channels and tends to generate sales to customers who would not otherwise buy from a door-to-door salesperson.

The expansions of JustGreen, JustClean and National Home Services were seen both in continued marketing success in the second quarter and operating results which so far exceed growth targets for the year. Management has set targets of 5% per share growth for both gross margin and Adjusted EBITDA for the year.

In the second quarter, our $102.6 million gross margin was up 4% per share year over year. Year to date, gross margin is up 9% per share, well ahead of target. Administrative costs were up 8% per share to $28.8 million as a result of a one-time reduction in accrued litigation expenses in the prior comparative period. Administrative costs were in line with those of the first quarter of fiscal 2012 and the fourth quarter of fiscal 2011. Higher margins combined with lower marketing and bad debt expenses resulted in a growth in Adjusted EBITDA to $47.9 million, up 25% per share. This is the second consecutive quarter with Adjusted EBITDA growth over 20%. Year to date, Adjusted EBITDA is up 24% per share, again well ahead of the 5% target.

Operational measures, such as bad debt, remained well under control. Losses were 2.5% on the 48% of our sales where we bear this risk, down from 2.6% a year ago. Our attrition rates were in line with management’s expectations and down significantly from those in fiscal 2011. Canadian attrition was 10%, down from 12% a year ago. U.S. natural gas attrition (our market most affected by the housing and employment crisis) was 21%, down from the 27% rate reported a year ago. U.S. electricity attrition was 14%, lower than the 15% reported a year ago. Renewal rates remained soft, averaging 64% versus a target of 70%. The current stable low commodity price environment is the worst for our core products however we have focused on renewals by giving the customer a range of options including Blend and Extend pricing, our new JustClean products and, most recently, innovative variable price offerings.

The 238,000 RCEs added in the second quarter was the sixth consecutive quarter with more than 200,000 additions. These are the only six quarters in which Just Energy has exceeded this level in its 11-year history as a publically traded entity.

New commercial RCEs made up 154,000 of the 238,000 quarterly additions. In the first quarter, 148,000 of the 227,000 RCEs added were commercial. These customers have lower annual margins but their aggregation cost and annual customer service costs are commensurately lower as well. Overall, as can be seen below, the customer base is up 8% year over year. This is entirely growth through marketing with no acquired customers in the total.

	July 1, 2011	Additions	Attrition	Failed to renew	September 30, 2011	September 30, 2010	Year over Year Change
Natural gas
Canada	635,000	11,000	(18,000)	(31,000)	597,000	689,000	(13%)
United States	567,000	36,000	(29,000)	(4000)	570,000	569,000	0%

Total gas	1,202,000	47,000	(47,000)	(35,000)	1,167,000	1,258,000	(7%)

Electricity
Canada	704,000	25,000	(17,000)	(24,000)	688,000	745,000	(8%)
United States	1,452,000	166,000	(57,000)	(13,000)	1,548,000	1,158,000	34%

Total electricity	2,156,000	191,000	(74,000)	(37,000)	2,236,000	1,903,000	17%

Combined	3,358,000	238,000	(121,000)	(72,000)	3,403,000	3,161,000	8%

During the quarter, rumours in the capital markets and, in management’s belief, their adverse effect on our share price mandated that Just Energy issue a press release on October 3, 2011 reaffirming its guidance that the 5% targets for gross margin and Adjusted EBITDA growth are expected to be achieved in Fiscal 2012. As can be seen from these results, Just Energy remains ahead of the pace necessary to realize these goals after six months. The release also stated that, based on these operating results and those expected for the remainder of the year, Just Energy will be able to comfortably maintain its current $1.24 annual dividend for the foreseeable future. A second consecutive quarter of significantly lower payout ratio supports that conclusion.

Dividends for the quarter were $0.31 per share, equal to unit distributions paid in the prior comparable quarter. Payout ratio on Adjusted EBITDA was 91%, down from 113% a year ago. Management’s expectation is that the annual payout ratio on our ordinary dividends will be below 100% for fiscal 2012.

As regards to the second quarter, CEO Ken Hartwick noted: “Our operating results show the benefits of diversifications we have undertaken over the past years. The past three years have seen very low stable gas and electricity prices. This makes it more difficult to convince consumers that the stability of a fixed price justifies a premium. Despite this price environment, we continue to grow our customer base quarter after quarter. This has been done through new and innovative product offerings and new businesses such as National Home Services. The result is the record levels of gross margin and EBITDA seen quarter after quarter.”

“The acquisition of Fulcrum completed just after quarter end is another example of a strategic move into a new marketing channel, in this case affinity sales. Past expansions such as Hudson and National Home Services have added substantial value to Just Energy. Like these acquisitions, Fulcrum’s existing customer base makes the acquisition accretive day one.”

Chair Rebecca MacDonald added: “Our second quarter results show a continuation of the consistent track record of Just Energy since its inception. We target growth every year and every year we grow. We target a high dividend and every month, we pay that dividend. We have never missed, cut or delayed a dividend or distribution in the history of the Company. We have no intention of starting now.”

“Our growth year to date is ahead of the 5% per share targeted for gross margin and Adjusted EBITDA. Our payout ratio in each of the first two quarters was below that of the prior year, a year in which we comfortably paid $1.24 to our shareholders. With our track record, current results and opportunities for continued growth, there is no justification for our shares yielding over 10%. I plan to work tirelessly to convince investors that Just Energy is substantially undervalued.”

Just Energy

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the matched term price at which it purchases the associated volumes from its suppliers. Just Energy also offers “green” products through its JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business.

JustClean products are essentially carbon offsets from carbon capture and reduction projects as well as green power renewable energy certificates from green generators. This product can be offered in all states and provinces and is not dependent on energy deregulation. Management believes that the green products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents. Through its subsidiary Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol. Just Energy has also launched, Hudson Solar, a solar project development platform in New Jersey.

Forward-Looking Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, administrative expenses, Base EBITDA, adjusted EBITDA and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividends are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergygroup.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206